

TANAKA Growth Fund (TGFRX)
Ranked #1 for 2020 and 2021
Through March by Lipper*

#1 in 2020, up 50.9% vs. 16.6% category average

#1 in 2021 through March, up 40.5% vs. 6.2% for the S&P 500



"Finding disruptive growth companies focusing on megatrends that can deliver outsized compound returns"

**Graham Tanaka, CFA
Tanaka Capital
Management**

**To Invest:
Call 1-877-4TANAKA**

**For Questions:
Call 212-490-3380**

www.tanaka.com

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.